Exhibit 99.7

                         ANNUAL STATEMENT OF COMPLIANCE

                      OFFICER'S CERTIFICATE OF THE SERVICER

In compliance with Section 4.04 (g) of the Indenture of Trust by and between Nelnet Student Loan Trust 2003-2 and Zions First National Bank, as Trustee, dated as of July 1, 2003, I, Terry J. Heimes, certify that:

     1. A review of the activities of the Servicer during the preceding calendar year and of its performance under the Servicing Agreement has been made under my supervision; and

     2. Based on my knowledge of such review, the Servicer has fulfilled all its obligations under the Servicing Agreement throughout such year.

March 15, 2005




By:     /s/ Terry J. Heimes
        -----------------------------------
        Terry J. Heimes
        Chief Financial Officer, Assistant
        Secretary and Executive Director,
        Nelnet, Inc.